Exhibit 1(a)

RESTATED CERTIFICATE OF TRUST
OF
THE HENLOPEN FUND

This Restated Certificate of Trust is being duly executed and filed on behalf of The Henlopen Fund, a business trust formed pursuant to the Delaware Business Trust Act (12 Del. C. §3801 et seq.) (the “Trust”), by the undersigned trustee of the Trust to amend and restate the original Certificate of Trust of the Trust.

ARTICLE I

The name of the Trust is The Henlopen Fund.

ARTICLE II

The original Certificate of Trust of the Trust was filed in the office of the Secretary of State of the State of Delaware on September 17, 1992.

ARTICLE III

The Trust is a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

ARTICLE IV

The address of the registered office of the Trust in the State of Delaware is 53 Henlopen Drive, #50 in the City of Lewes, County of Sussex.  The name of its registered agent at such address is Michael L. Hershey.

ARTICLE V

The governing instrument (“Governing Instrument”) of the Trust provides for the issuance of one or more series of shares of beneficial interests in the Trust.  Separate and distinct records shall be maintained by the Trust for each series, and the assets associated solely with any such series shall be held and accounted for separately from the assets of the Trust associated solely with any other series.  As provided in the Governing Instrument, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Trust generally.

IN WITNESS WHEREOF, the undersigned trustee of the Trust has executed this Restated Certificate of Trust as of the 22nd day of July, 1998.

THE HENLOPEN FUND

By: /s/ Michael L. Hershey
Michael L. Hershey, as Trustee